Exhibit 99.1

Cusip: #585168 107

News Release

MegaWest Energy Corporate and Operational Update May 2011

Calgary, Alberta; May 27, 2011 - MegaWest Energy Corp., (the “Company” or “MegaWest”), (OTCBB:MGWSF) has experienced a number of positive changes in the Company since the beginning of 2011.

On January 4th, 2011, Mr. Tim Morrison was appointed President and Chief Executive Officer (CEO). Mr. Morrison has 10 years of oil and gas experience domestically and internationally both on land and offshore. Mr. Morrison has an engineering back ground and experience in various conventional and unconventional oil projects from both a service company point of view as well as the operator. Since taking the position, Mr. Morrison has focused on bringing production online, managing the ultimate lifting cost of the oil, and restructuring the management of the company. “I have had time to evaluate the company, the assets, the reservoirs and the potential and I can’t believe the potential this company has in bringing production to market, especially in such a favorable commodities market” said CEO Mr. Tim L. Morrison.

At the Annual General Meeting Mr. Morrison and Mr. Eldon Schorn were elected to the Board of Directors of the Company. Mr. Schorn has been actively involved in senior positions with a number of public, private and governmental organizations. Mr. F. George Orr, a Director of MegaWest was appointed interim Chief Financial Officer (CFO). Since the beginning of the year the Company has closed financings totaling US $4.6 million utilizing these funds to enhance production at its Deerfield properties in Missouri.

Several new materials, chemicals, processes and equipment technologies have been tested in the field. Results have yielded some extremely promising opportunities in enhancing production and lowering operating costs. MegaWest Energy has employed several proprietary technologies under exclusive rights which the Company expects will create market advantage as such technologies and their influence are disclosed. According to Mr. Morrison, “We are committed to embracing and considering any technologies which present opportunity to enhance heavy oil production or lower lifting costs, and I believe we have already identified a few which will differentiate and separate operators in heavy oil exploitation. Operators who do not tirelessly keep pace with the available technologies will be left far behind in the race to developing the domestic unconventional oil plays.” MegaWest plans to disclose general information and substantiating data pertaining to the aforementioned technologies as appropriate and available.

Grassy Creek and Marmaton Missouri Combined Average Daily Oil Production:

November 2010	40 bopd
December 2010	58 bopd
January 2011	63 bopd
February 2011	55 bopd
March 2011	66 bopd
April 2011	77 bopd

While daily oil production has averaged approximately 60 bopd for the past six months, production has been as high as of 125 bopd.

The Company expects the production trends to increase as heating patterns are continuing to expand and implementation of new technologies which are being tested are incorporated into the production and operational strategy.

New test patterns have been planned, permitted and drilling began in early April, 2011. The new pattern will incorporate all lessons learned from prior completions, geology and production history. MegaWest expects to see results of the new patterns near the end of May, 2011, as the patterns are heated up.

About MegaWest Energy Corp.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana.  For more information, please visit www.megawestenergy.com.

CONTACT:

Randy Tronsgard, Manager - Investor Relations Telephone: (403) 863-6480 Toll Free: 1-877-984-6342	Suite 902, #105, 150 Crowfoot Crescent NW Calgary, Alberta T3G 3T2 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.